Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium: Response to CF’s June 4 Form 425 Assertions June 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of
CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the
Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium
Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The
Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the
Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ
THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J
7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable
Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Unaffected CF Share Price – Based on Peer Group Increase Since Agrium Bid (1)
May 11
AGU revises Offer
CF Share Price Based on Global Fertilizer Peers (2)
$91 (1)
Apr 21
CF Annual Meeting
$90
Mar 27
AGU revises Offer
Feb 25
AGU bids for CF
Market Value of AGU Offer
Jan 15
CF bids for TRA
CF Share Price Prior to 25-Feb
100
90
80
70
60
50
40
1/14
1/26
2/4
2/13
2/25
3/6
3/17
3/26
4/6
4/16
4/27
5/6
5/19
6/1
Notes: (1) Based on CF's 2/24 share price of $55.58 plus $3 per share for short interest increased by the performance of the unaffected Global Fertilizer Peers since 2/24
(2) The unaffected Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara. Performance measured on a USD basis for all peers. Peers are equal weighted
CFIndustries
2

Fundamentals of Growth

Unaffected CF Share Price
1) Sector growth applied to stock price,
supported by cash on balance sheet
– CF’s stock price supported by $16.64/share
net cash (~21% of equity value)
– Cash does not vary with stock price
movements: growth should be applied only
to operating assets
– None of the global fertilizer peers have
material net cash as a % of equity value
– Ref. ISS Presentation, pp. 24, 26, 28
– See also p. 8 of this document
2) $3.00/share “Short Interest”
– Feb 23 price already ahead of peer group
since Jan 15
– Additional $5.58 for trading on Feb 24
where CF significantly outperformed peers
(CF up 11%, peer group up 4%)
– Additional $3.00 to this already “spiked”
price of Feb 24
– Ref. ISS Presentation, pp. 24-27, 52-53
3) Biased Start Date
– Feb 24 provides CF with highest
“unaffected” price of any starting calculation
date this year
– Ref. ISS Presentation, pp. 24-27, 52-53
CF Form 425 Agrium Response

CF Stock Price – Based on RiskMetrics Multiple Approach (1)

As of 4/9/09

($MM, except pert share data)

	Base	Premium (%)	Applied
NTM EBITDA Multiple	7.6x	(33%)	5.1x
NTM EBITDA			$670
Aggregate Value			**$3,402**
Debt Less Cash			$621
Equity Value			**$4,023**
Fully Diluted Shares Outstanding			49.5
Value Per Share			$81.27
Offer Implied Premium / (Discount) (3)			**16.3%**

As of 6/1/09 (2)

($MM, except pert share data)

	Base	Premium (%)	Applied
2009E EBITDA Multiple	8.7x	(33%)	5.8x
2009E EBITDA			$633
Aggregate Value			**$3,672**
Debt Less Cash			$835
Equity Value			**$4,507**
Fully Diluted Shares Outstanding			49.5
Value Per Share			$91.05
Offer Implied Premium / (Discount) (4)			**(1.5%)**

Notes:
(1) RiskMetrics approach includes Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara
(2) Based on Factset
(3) Based on market value of AGU offer of 1 AGU share + $35 in cash as of 4/9/09
(4) Based on market value of AGU offer of 1 AGU share + $40 in cash as of 6/1/09

CFIndustries

4

Agrium

Fundamentals of Growth

CF Stock Price
Corrected 2010E Value per Share
and Implied Agrium Offer Premium
(1) Based on CF stated peer group of Intrepid, Israel Chemicals, K+S, Mosaic, Potash, and Yara
(2) Includes option proceeds of $46.1million or 1.758994 million options with a weighted average exercise price of $26.22
CF Form 425 Agrium Response
1) Agrium believes the market is
focused on 2010E multiple, not 2009E
– 2010E provides a longer-term outlook on
industry profitability
– Street estimates for peer group EV/EBITDA
multiples are significantly lower for 2010E
than 2009E
– Ref. ISS Presentation, pp. 17-21
2) Street estimates for EBITDA must be
adjusted for comparability
– Equity research analysts differ in their
inclusion of minority interest and equity
investment earnings in CF’s EBITDA
– Consensus ‘owned’ EBITDA for 2009E of
$622 million vs. 2010E of $589 million
– Ref. ISS Presentation, pp. 40-41
As at Jun 1, 2009
Base Premium (%) Applied
2010E EBITDA Multiple
(1)
6.4x (33%) 4.3x
2010E 'Owned' EBITDA $589
Aggregate Value $2,524
Debt Less Cash
(2)
881
Equity Value $3,406
Fully Diluted Shares Outstanding 50.2
Value per Share $67.87
Jun 1 Implied Agrium Offer $89.70
Offer Implied Premium / (Discount) 32.2%
Fundamentals of Growth

Global Peers Are Trading Near Historical Average Multiples
Average Next-Twelve-Months EBITDA Multiple of Peers (1)(2)(3)(4) – Last Three Years
June 08: Global Fertilizer Peak
3-Year Average Multiples
CF 5.4x
TRA 6.2x
POT 10.7x
YARA 6.8x
AGU 6.8x
x
15
12
9
6
3
0
Peers: 7.4x
Global Peer 3 Yr. Average: 7.5x
CF: 5.4x
5/06 9/06 12/06 4/07 7/07 10/07 2/08 5/08 9/08 12/08 4/09 6/09
Notes:
(1) Global Fertilizer Peers include Agrium, CF, Terra, Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara
(2) Aggregate Value defined as Market Cap plus debt, plus minority interest, plus customer advances and less cash
(3) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents, customer advances of $435MM, debt of $4MM and minority interest of $32MM
(4) Next-twelve-months EBITDA for CF and all comparables based on Street mean estimate for 2009
CFIndustries
5

Fundamentals of Growth

Global Peers Trading Multiples
4) Minority interest not part of EV if
deducted from EBITDA
– Street “consensus” more closely
approximates ‘owned’ EBITDA vs.
consolidated
– Adding minority interest to EV when
EBITDA excludes minority interest
overstates CF EV and EV/EBITDA multiple
3) Customer advances not part of EV
– Essentially working capital that must be
deployed for future sales
– Not a source of equity or debt capital to
fund operating assets
– Overstates CF EV and EV/EBITDA multiple
2) Street estimates closer to ‘owned’
EBITDA vs. consolidated
– CF does not own all its EBITDA; need to
deduct for minority interest
– Ref. ISS Presentation, pp. 40-41
1) Inconsistent peer group
– Includes Agrium, CF, Terra: none of these
included in “stock price” peer group (CF pg
4) or “current sector valuations” (CF pg 6)
– CF and Terra are both affected
(1) Source: Capital IQ. Consistent peer group cited by CF in “Stock Price” and “Sector Valuations” (pp. 4 and 6, respectively in CF’s Form 225): Intrepid, Israel Chemicals, K+S,
Mosaic, Potash and Yara.  NTM for Q1 2008 onwards incorporates 2009E estimates;
last three quarters 2009E assumes even distribution across quarters
(2) Reflects leakeage of minority interest and addition of equity investment income
Corrected EBITDA NTM Multiples (1)
3-Year Average Current
Peers: 8.2x 7.6x
CF ‘Owned’ (2) : 4.0x 5.2x
• On an ‘owned’ basis, CF is
trading a full multiple of
estimated EBITDA above its
3-year average actual NTM
CF Form 425 Agrium Response
Fundamentals of Growth

Current Sector Valuations

Aggregate Value / Next Twelve Months EBITDA (1) (3) (4) (5)

Average 3 Year NTM Peer Relationship to CF	Trading Discount
Yara	(1.5x)
Agrium	(1.4x)
Global Peers [2]	(3.0x)

(x)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.3
8.6
8.6
7.5
7.3
6.9
6.7
6.1
5.4
5.4
8.2x Unaff. Peer Avg.
POT
IPI
ICL
Yara
K+S
MOS
AGU
CF at AGU Offer
TRA
CF

Notes:

(1) Calculated using basic shares outstanding as per latest filing for each respective peer

(2) Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara

(3) Aggregate Value defined as Market Cap plus debt, plus minority interest, plus customer advances and less cash

(4) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents of $830MM, customer advances of $435MM, debt of $4MM and minority interest of $32MM

(5) Next-twelve-months EBITDA for CF and all comparables based on Street mean estimate for 2009 (weighted by 7/12) and Street mean estimate for 2010 (weighted by 5/12)

CFIndustries

6

Agrium

Fundamentals of Growth

Current Sector Valuations
3) Agrium, which is trading at the
lowest multiple of CF’s unaffected
peers, is not included in CF’s set of
comparable companies
1) Agrium believes 2010E EBITDA is a
more appropriate estimate to use
than NTM, as it provides a longer-
term outlook on industry profitability
CF Form 425 Agrium Response
2) Potash companies are trading at the
highest multiples of the three main
sectors (nitrogen, phosphate, and
potash)
– Consistent with historical trading multiples
– Biases upward the average multiple for CF
– Ref. ISS Presentation, p. 22

Enterprise Value / 2010E EBITDA
Peer Average: (1) 6.2 x
Peer average excluding Agrium: 6.4x
7.1 x
6.7 x
6.3 x
6.3 x
6.1 x
5.8 x
5.2 x
5.0 x
4.2 x
5.4 x
4.5 x
POT
Yara
IPI
ICL
K+S
MOS
CF
AGU
TRA
CF Owned EBITDA
TRA Owned EBITDA

Fundamentals of Growth

(US$ in millions) POT Yara IPI ICL K+S MOS
CF
AGU
TRA
CF Owned
EBITDA
TRA Owned
EBITDA
Price (US$ / share) $ 117.06 $ 33.49 $ 33.65 $ 11.84 $ 77.63 $ 56.47 $ 80.31 $ 49.70 $ 28.60 $ 80.31 $ 28.60
Diluted Shares (mm) 304.8 289.8 75.0 1,291.7 164.8 446.7 49.7 158.4 99.7 49.7 99.7
Diluted Market Cap $ 35,678 $ 9,707 $ 2,525 $ 15,300 $ 12,797 $ 25,223 $ 3,988 $ 7,875 $ 2,851 $ 3,988 $ 2,851
Total Debt $ 3,364 $ 4,187 $ - $ 1,504 $ 285 $ 1,388 $ 4 $ 1,907 $ 330 $ 4 $ 330
Cash (255) (682) (102) (458) (199) (2,529) (839) (86) (1,020) (839) (1,020)
Equity Investments (2,889) (1,685) - (27) (33) (301) (44) (330) (254) - -
Preferred Stock - - - - - - - - 2 - 2
Minority Interest - 27 - 63 2 20 32 13 101 - -
Enterprise Value $ 35,898 $ 11,555 $ 2,422 $ 16,382 $ 12,853 $ 23,801 $ 3,141 $ 9,379 $ 2,011 $ 3,153 $ 2,163
2010E EBITDA $ 5,025 $ 1,715 $ 382 $ 2,615 $ 2,100 $ 4,116 $ 602 $ 1,881 $ 481 $ 589 $ 475
EV / 2010E EBITDA 7.1 x 6.7 x 6.3 x 6.3 x 6.1 x 5.8 x 5.2 x 5.0 x 4.2 x 5.4 x 4.5 x
Net Debt (Net Cash) $ 3,109 $ 3,505 $(102) $ 1,047 $ 86 $(1,141) $(835) $ 1,821 $(690) $(835) $(690)
Net Cash as % Mkt Cap NM NM 4.1% NM NM 4.5% 20.9% NM 24.2% 20.9% 24.2%
Current Sector Valuations
Source: Market data as at June 1, 2010E consensus consolidated EBITDA estimates per Bloomberg, calendarized to December. Balance sheet data per most recent company filings.  Includes Potash,
Yara, Intrepid, Israel Chemical, K+S, Mosaic and Agrium; excludes CF
Note: Owned EBITDA estimates for CF and TRA as at May 29, and are adjusted to reflect leakage of minority interest and addition of equity investment income
(1) Peers include Potash Corp, Yara, Intrepid Potash, Israel Chemicals, K+S, Mosaic and Agrium
Agrium’s
methodology
indicates an
average peer EV
/ 2010E EBITDA
multiple of 6.2x
Multiples are
biased upward
due to potash
weighting
CF and TRA net cash balances significantly
greater proportion of equity value vs. peers

The Market Has Increased Significantly More Than The Increase In Agrium's Offer
• On 5/11, Agrium increased the cash portion of its offer from $35.00 to $40.00 and maintained the stock portion of its offer at 1 share of Agrium
– With its latest revision, Agrium has changed its initial offer by increasing the cash portion by a total of $8.30 per share, or 11.5% of the nominal value of that offer
• The nominal value of Agrium's new offer is $89.70 per share, based on the June 1st closing price of $49.70 for Agrium shares, an increase of 25% over the $72 per share nominal value of Agrium's initial offer announced on February 25
• Since 2/24, the day before Agrium made its initial offer, there has been an increase of :
– 56% in the average stock price for the global unaffected peer group
– 54% increase in Global Basic Materials
– 50% increase in Global Metals & Mining
– 34% increase in Global Chemicals
– 22% increase in the S&P 500
• On 2/25 when Agrium announced its initial proposal of 1 Agrium share + $31.70 in Cash, Agrium stated that they had excess capacity within its financing facilities of ~$400 million or ~$8 per CF common share
• "...Then we also, just really more as a cushion, we have another $400 million if we need it that we can draw on."
– Bruce Waterman, Agrium CFO (2/25 Investor Conference Call)
• By increasing its offer to include $40 in cash, Agrium has simply included the cash that was apparent to CF and the investing public at announcement on 2/25
CFIndustries

Fundamentals of Growth

Market Increases vs. Agrium’s Offer
2) CF’s Q1 balance sheet cash increase
was predictable as it came directly
from the release of observed working
capital
– These expectations were factored at the
time of Agrium’s original bid
– Ref. ISS Presentation, p. 23
1) Agrium does not believe CF’s share
price should increase in line with
these composites given the “reverse
leverage” created by the $16.64 per
share of net cash in the business
– This value does not vary with stock price
movements
– Ref. ISS Presentation, pp. 24-28
CF Form 425 Agrium Response

CF Shares Are Held By Strong Base of Institutional Owners

Contrary to misleading statements by Agrium and its advisors:

- **Growmark has not sold ANY shares since last June**.
- TPG Axon is **a top CF shareholder having increased its ownership position to over 5% of CF shares**, which TPG continues to hold
- **Greenlight Capital sold its shares before Agrium's February bid date**. It is the second time Greenlight has come in and out of CF stock since the IPO, each time making substantial profits

CFIndustries

10

Agrium

Fundamentals of Growth

CF Shareholder Base
1) GROWMARK filed a Form 144 on May
11, 2009 giving notice of its intention
to sell 1.5 million shares.  Rule 144(h)
under the Securities Act requires that
the person filing a Form 144 “have a
bona fide intention” to sell shares
within a reasonable period of time
– Ref. ISS Presentation, pp. 14-15
– See also Appendix of this document
(pp. 11-12)
CF Form 425 Agrium Response
2) Since Growmark has made a public
statement acknowledging that it has
not yet sold shares, we stand
corrected

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
CF INDUSTRIES HOLDINGS, INC ✓	20-2697511 ✓	001-32597 ✓

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
4 PARKWAY NORTH SUITE 400 ✓	DEERFIELD ✓	IL ✓	60015 ✓	847 ✓	405-2400 ✓

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
GROWMARK INC. ✓	SHAREHOLDER	P.O. BOX 2500 ✓	BLOOMINGTON ✓	IL ✓	61702 ✓

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
COMMON	Wachovia Securities One North Jefferson Ave. St. Louis, MO 63103		1,510,403	113,431,265	48,402,251 ✓	5-8-09	NYSE ✓

SEC Mail Processing Section
MAY 1 4 2009
Washington, DC
105

Received Thomson Reuters

32186842

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (c) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

540807 (Rev 05) Page 1 of 2

SEC 1147 (02-08)

Agrium

Fundamentals of Growth 11 Appendix

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	03/16/2005	INITIAL IPO	CF INDUSTRIES HOLDINGS, INC	5412103	2-16-05	SHARE EXCHANGE

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

5-8-09
DATE OF NOTICE

Marshall P. Bohlen
(SIGNATURE)
VP, Risk Management & Treasurer

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

549807 (Rev 05) Page 2 of 2
SEC 1147 (02-08)

Agrium

Fundamentals of Growth 12 Appendix